TESSENDERLO GROUP

04045143

| FAX | DATE: 2004-09-28 | PAGES: 2 including this page |
|---|---|---|
| TO: Ms Kung | | FAX No.: 00 1 202 942 96 24 |
| COMPANY: Security and Exchange Commission | | |
| FROM: Martine Marique | | |
| FAX No.: 00 32 2 639 19 17 | | DIRECT PHONE: 00 32 2 639 18 31 |
| SUBJECT: our latest press release | | |
| ☐ URGENT | | ☐ PLEASE REPLY |

MMa/JoV 2004-224

Dear Ms Kung,

**82-4785**

Please find our press release of 27th September 2004.

SUPPL

RECEIVED
2004 SEP 28 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

With kind regards,

Verspecht

Jo Verspecht
Secretary

Martine Marique
Manager Corporate Financial Services

PROCESSED
SEP 29 2004
THOMSON FINANCIAL

9/28

**TESSENDERLO CHEMIE INTERNATIONAL NV/SA**

Troonstraat, Rue du Trône 130, B-1050 Brussels, Belgium,
Phone +32 2 639 18 11, Fax +32 2 639 17 02, Telex 236 19 – prolim b
HR Brussel 497 670 RC Bruxelles, BTW BE 432 184 686 TVA, Courts of Brussels
Website http://www.tessenderlogroup.com, E-mail tcgroup@tessenderlo.com

Brussels, September 27, 2004

**PRESS RELEASE**

# TESSENDERLO CHEMIE NV

**Inclusion of 97,047 ordinary shares subscribed by staff in trading on the primary market of Euronext Brussels**

On 27 September 2004, Tessenderlo Chemie NV will include 97,047 additional shares (with VVPR strip) in trading on the Primary Market of Euronext Brussels.

This involves the shares which have been offered, in conformity with Article 609 of the company law, for subscription as from 4 June 2004 pursuant to the resolution of the Extraordinary General Meeting of Shareholders of 1 June 2004. These new shares were issued on 22 September 2004, subject to waiver of the pre-emptive right of existing shareholders.

The issue price was 22.32 EUR per share, which is equal to 80 % of the mean of the share price and the price of the VVPR strips during the reference period, less the 2003 net VVPR dividend.

The new shares, which are of the same kind as the existing VVPR shares, have the same rights and benefits as the existing shares. These new shares will be in registered form and may not be traded for a period of five years - to the day - as from the end of the subscription period. These new shares will take part in the results as from the financial year beginning at 1 January 2004.

The information on this issue, the annual and interim reports, and general information on Tessenderlo Chemie is available on the Web site www.tessenderlogroup.com. A copy of the report by the Board of Directors of April 29, 2004 in compliance with Article 596 of the Belgian Companies Act is available from the head office on request.

***Tessenderlo Group is an international chemicals group with 115 branches in 22 countries. Around 8,300 people work for the group, 2,200 of whom are located in Belgium. The company's consolidated turnover totalled 1,972 million EUR in 2003, from its five main areas of business (inorganic chemicals, fine chemicals, PVC, plastics converting, natural organic products). The group is a European and world leader in most of its product areas. Tessenderlo Chemie NV is listed on Euronext Brussels and is part of Next 150 and NextPrime.***

For further information, please contact:
Martine Marique, Manager Corporate Financial Services, Tel.: +32 2 639 18 16
Tessenderlo Chemie NV, Stationsstraat ZN, B-3980 Tessenderlo
Web site: http://www.tessenderlogroup.com